PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130 T. 858.720.6300 F. 619.235.0398

Christopher Tinen
P. 858.720.6320
christopher.tinen@procopio.com

DEL MAR HEIGHTS
LAS VEGAS
ORANGE COUNTY
PHOENIX
SAN DIEGO
SILICON VALLEY

September 21, 2022

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Jeffrey Lewis
Jennifer Monick Ronald E. Alper
Jim Lopez

Re:	My Income Property, LLC
Withdrawal of Offering Statement on Form 1-A (File No. 024-11543) Filed June 7, 2021

Ladies and Gentlemen:

On behalf of our client, My Income Property, LLC (the “Company”), and in accordance with Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, the Company hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A (File No. 024-11543), filed with the Securities and Exchange Commission (the “Commission”) on June 7, 2021, together with all exhibits and amendments thereto (the “Offering Statement”).

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement as the Company has elected not to pursue this offering under Regulation A at this time. The Offering Statement has not been declared qualified by the Commission, and no securities have been sold thereunder.

Please direct any questions regarding the Company’s withdrawal request to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely, PROCOPIO, CORY, HARGREAVES & SAVITCH LLP /s/Christopher L. Tinen, Esq. Christopher L. Tinen, Esq.

cc:          Benjamin Logan, My Income Property, LLC